UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 28, 2014

By:	/s/ Jeffrey David Mc Ghie
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

VIMPELCOM ANNOUNCES APPOINTMENT OF TWO NEW DIRECTORS

Amsterdam (April 28, 2014) - “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) announced today that its Supervisory Board has recently approved the appointment of Hamid Akhavan and Andrei Gusev as representatives on the Supervisory Board, in place of Sergei Tesliuk and Andrei Baranov, respectively. The appointment of Messrs. Akhavan and Gusev will be effective until the next Annual General Meeting of Shareholders of the Company or December 31, 2014.

Hamid Akhavan

Mr. Akhavan served as the CEO of Unify Inc. (previously Siemens Enterprise Communications) from 2010 until 2014, and has been a member of its Board of Directors since January 2014. His extensive industry experience includes general management, international sales and marketing, software and product development, as well as technology, IT and procurement. Prior to joining Siemens Enterprise Communications, Mr. Akhavan served as Chief Operating Officer (COO) at Deutsche Telekom Group from 2009 to 2010 and Chairman of the Executive Operating Board at Deutsche Telekom in the same period. He was also the CEO at T-Mobile International AG from 2007 to 2009. Mr. Akhavan holds a BS degree in Electrical Engineering and Computer Science from the California Institute of Technology (Caltech) and an MS degree in the same fields from the Massachusetts Institute of Technology (MIT).

Andrei Gusev

Mr. Gusev has been a Managing Director at Altimo since 2013. In 2011 and 2012, Mr. Gusev was Chief Executive Officer of LSE-listed X5 Retail Group N.V., and from 2006 to 2010, Mr. Gusev was Director of Business Development and M&A of X5. From 2001 to 2005, Mr. Gusev served as Managing Director of the Alfa Group with overall responsibility for Investment Planning. Mr. Gusev has also worked at Bain & Company and Deloitte Consulting. In 2000 Mr. Gusev received an MBA from the Wharton School at the University of Pennsylvania (USA). Mr. Gusev graduated with a Diploma with Honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2013 VimpelCom had 220 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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